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                                    FORM T-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                             SECTION 305(b)(2) |__|

                           ---------------------------

                              THE BANK OF NEW YORK
               (Exact name of trustee as specified in its charter)

New York                                                                   13-5160382
(State of incorporation                                                    (I.R.S. employer
if not a U.S. national bank)                                               identification no.)

One Wall Street, New York, N.Y.                                            10286
(Address of principal executive offices)                                   (Zip code)

                           ---------------------------

                  Securitisation Advisory Services Pty. Limited
                              (ABN 88 064 133 946)
               (Exact name of obligor as specified in its charter)

Australian Capital Territory,
Commonwealth of Australia                                                  Not Applicable
(State or other jurisdiction of                                            (I.R.S. employer
incorporation or organization)                                             identification no.)

Level 8
48 Martin Place
Sydney, 2000
Australia
(Address of principal executive offices)                                   (Zip code)

                       Mortgage Backed Floating Rate Notes
                       (Title of the indenture securities)
= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

1.       GENERAL INFORMATION. FURNISH THE FOLLOWING INFORMATION AS TO THE
         TRUSTEE:

         (A) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

-------------------------------------------------------------------------------------------------------------

                       Name                                                        Address
-------------------------------------------------------------------------------------------------------------
        Superintendent of Banks of the State of New York         2 Rector Street, New York, N.Y.  10006,
                                                                 and Albany, N.Y. 12203

        Federal Reserve Bank of New York                         33 Liberty Plaza, New York, N.Y.  10045

        Federal Deposit Insurance Corporation                    Washington, D.C.  20429

        New York Clearing House Association                      New York, New York   10005

        (B)      WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

         Yes.

2.       AFFILIATIONS WITH OBLIGOR.

         IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

         None.

16.      LIST OF EXHIBITS.

         EXHIBITS IDENTIFIED IN PARENTHESES BELOW, ON FILE WITH THE COMMISSION, ARE INCORPORATED HEREIN BY REFERENCE AS AN EXHIBIT HERETO, PURSUANT TO RULE 7a-29 UNDER THE TRUST INDENTURE ACT OF 1939 (THE "ACT") AND 17 C.F.R. 229.10(d).

         1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No.
                  33-29637.)

         4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

         6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

         7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

                                    SIGNATURE


         Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 29th day of March, 2004.


                                      THE BANK OF NEW YORK


                                      By:      /S/    MARY LAGUMINA
                                           ----------------------------------
                                           Name:  MARY LAGUMINA
                                           Title: VICE PRESIDENT

                                                                      EXHIBIT 7
                                                                      ---------

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                       Consolidated Report of Condition of

                              THE BANK OF NEW YORK

                    of One Wall Street, New York, N.Y. 10286
                     And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business December 31, 2003, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

                                                                                              Dollar Amounts
                                                                                                In Thousands
ASSETS
  Cash and balances due from depository institutions:
   Noninterest-bearing balances and currency and coin..                                           $3,752,987
   Interest-bearing balances...........................                                            7,153,561
Securities:
   Held-to-maturity securities.........................                                              260,388
   Available-for-sale securities.......................                                           21,587,862
Federal funds sold and securities purchased under
   agreements to resell................................
   Federal funds sold in domestic offices..............                                              165,000
   Securities purchased under agreements to
   resell..............................................                                            2,804,315
Loans and lease financing receivables:
   Loans and leases held for sale................                                                    557,358
   Loans and leases, net of unearned
     income............................................                                           36,255,119
   LESS: Allowance for loan and
     lease losses......................................                                              664,233
   Loans and leases, net of unearned
     income and allowance..............................                                           35,590,886
Trading Assets.........................................                                            4,892,480
Premises and fixed assets (including capitalized
   leases).............................................                                              926,789
Other real estate owned................................                                                  409
Investments in unconsolidated subsidiaries and
   associated companies................................                                              277,788
Customers' liability to this bank on acceptances
   outstanding.........................................                                              144,025
Intangible assets......................................
   Goodwill............................................                                            2,635,322
   Other intangible assets.............................                                              781,009

Other assets...........................................                                            7,727,722
                                                                                                 -----------
Total assets...........................................                                          $89,257,901
                                                                                                 ===========
LIABILITIES
Deposits:
   In domestic offices.................................                                          $33,763,250
   Noninterest-bearing.................................                                           14,511,050
   Interest-bearing....................................                                           19,252,200
   In foreign offices, Edge and Agreement
     subsidiaries, and IBFs............................                                           22,980,400
   Noninterest-bearing.................................                                              341,376
   Interest-bearing....................................                                           22,639,024
Federal funds purchased and securities sold under
     agreements to repurchase..........................
   Federal funds purchased in domestic
     offices...........................................                                              545,681
   Securities sold under agreements to
     repurchase........................................                                              695,658
Trading liabilities....................................                                            2,338,897
Other borrowed money:
   (includes mortgage indebtedness and obligations
   under capitalized leases).......                                                               11,078,363
Bank's liability on acceptances executed and
   outstanding.........................................                                              145,615
Subordinated notes and debentures......................                                            2,408,665
Other liabilities......................................                                            6,441,088
                                                                                                 -----------
Total liabilities......................................                                          $80,397,617
                                                                                                 ===========
Minority interest in consolidated
   subsidiaries........................................                                              640,126

EQUITY CAPITAL
Perpetual preferred stock and related
   surplus.............................................                                                    0
Common stock...........................................                                            1,135,284
Surplus................................................                                            2,077,255
Retained earnings......................................                                            4,955,319
Accumulated other comprehensive income.................                                               52,300
Other equity capital components........................                                                    0
------------------------------------------------------------------------------------------------------------
Total equity capital...................................                                            8,220,158
Total liabilities minority interest and equity capital.                                          $89,257,901

         I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

                                                             Thomas J. Mastro,
                                         Senior Vice President and Comptroller

         We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.


Thomas A. Renyi            ___
Gerald L. Hassell             |                                    Directors
Alan R. Griffith              |
                           ___|

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